4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-982

NEWS RELEASE

MEDICURE ANNOUNCES FISCAL 2003 FINANCIAL RESULTS

WINNIPEG, Manitoba – (August 27, 2003) Medicure Inc. (TSX:MPH), a cardiovascular drug discovery and development company, today reported the results of operations for the fiscal year ended May 31, 2003. All amounts referenced herein are in Canadian dollars unless otherwise noted.

For the year ended May 31, 2003, Medicure recorded a net loss of $4,194,000 or $0.11 per share, compared to a net loss of $3,875,000 or $0.14 per share for the year ended May 31, 2002. The increased loss was mainly attributable to the Company’s clinical development program and the increased business development activity required to support the program.

Research and Development expenditures increased marginally to $3,118,000, as compared to $3,104,000 for fiscal 2002, and represented 70% of the Company’s total expenditures in fiscal 2003. A significant portion of the expenditures in fiscal 2003 were attributed to the Phase II trial, MEND-1, managed by Duke Clinical Research Institute, which showed that the Company's lead product, MC-1, reduces ischemic heart damage following angioplasty.

In addition, the Company enhanced its Research and Development capabilities with the expansion of its research team, and a rise in screening and preclinical testing of compounds brought forward by the Company’s drug discovery program. The Company’s scientific developments led to the announcement in June 2003 of a second clinical candidate, MC-4232 for use in the treatment of hypertension.

Medicure expects that Research and Development expenditures for fiscal 2004 to be higher than fiscal 2003 with a significant portion of the increase attributed to the Phase II Coronary Artery Bypass Graft (CABG) trial of MC-1, and the Phase II Hypertension trial involving MC-4232.

As at May 31, 2003, the Company had cash and cash equivalents totaling $4,131,000 compared with $8,341,000 at the previous year-end. During fiscal 2003, the Company did not perform any private or public financings.

Subsequent to May 31, 2003, the Company bolstered its cash position by raising gross proceeds of $7,648,000 (before share issuance costs of $606,000) through a private placement of 8,997,632 common shares of the Company at $0.85 per share. The financing increased the Company’s cash and cash equivalents to $10,739,000 as at June 30, 2003.

“As a result of this financing, the Company now is in a strong and favourable cash position, allowing us to fund the forthcoming Phase II trials, as well as fund operations until the end of fiscal 2005,” stated Derek Reimer, CA, Medicure’s Chief Financial Officer.

2003 HIGHLIGHTS

  In January, the Company announced positive results with treatment of its lead compound, MC-1, from its MEND-1 phase II clinical trial. A multi-centre, control blinded study, MEND-1 evaluated the cardioprotective effect of MC-1 in mitigating damage caused by ischemia and ischemic reperfusion injury in 60 high-risk cardiovascular patients undergoing angioplasty procedure. Primary and secondary endpoints of the trial were met and results exceeded expectations of both the Company and the principal investigators;

  Results from Medicure’s MEND-1 Phase II clinical trial were presented by Duke Clinical Research Institute at a special Satellite Symposium in connection with the 52nd Annual Scientific Sessions of the American College of Cardiology conference in Chicago, Illinois;

  Medicure received FDA clearance to initiate a Phase II/III trial of its newest drug candidate, MC-4232 in the treatment of hypertension.;

  The Company entered into a collaborative agreement with Dr. Stephen Hanessian of the University of Montreal, in the synthesis of novel sodium/hydrogen exchanger inhibitors (NHE-1 inhibitors) for use as cardioprotective therapeutics;

  The US Patent and Trademark Office issued three new patents and three Notices of Allowance to Medicure protecting the composition of several of the Company’s new chemical entities.

“During fiscal 2003, we made significant strides and advancements toward achieving our goal of becoming a world class biotechnology company developing effective therapeutics for unmet cardiovascular needs,” stated Albert D. Friesen, PhD, Medicure President and Chief Executive Officer. “We will continue to assemble and strengthen the elements necessary – both human and scientific – to build upon the successes we achieved in fiscal 2003.”

General and administration expenses totaled $1,284,000 for the year ended May 31, 2003, as compared to $950,000 for the year ended May 31, 2002. The increased spending in fiscal 2003 as compared to fiscal 2002 was primarily attributable to the internal growth required to support the Company’s increasing business development and investor relations activities. These activities were primarily associated with increasing the awareness of the Company’s clinical trial results in both the medical and investment communities in North America and Europe. The Company also incurred stock-based compensation expenses of $105,000 in fiscal 2003 as compared to nil in fiscal 2002; this is a result of adopting new accounting standards in fiscal 2003 related to measurement of compensation associated with stock options granted by the Company to non-employees.

Interest and other income for fiscal 2003 totaled $241,000 as compared to $184,000 for fiscal 2002. Interest income was higher in fiscal 2003 primarily due to a larger average cash and cash equivalents balance, which resulted from equity offerings in fiscal 2002 that raised net proceeds of $9,004,000. Throughout fiscal 2003 and fiscal 2002, management invested funds in short-term investments.

FINANCIAL TABLES

The following financial information is derived from the Company’s audited financial statements:

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

May 31, 2003 and 2002

	2003	2002

Assets

Current assets:
Cash and cash equivalents	$4,130,456	$8,341,018
Accounts receivable	79,544	152,425
Research advance	200,000	200,000
Prepaid expenses	55,048	89,875
	4,465,048	8,783,318

Capital assets	67,497	84,571

Patent costs, net of accumulated amortization of
$54,002 (2002 - $ 43,147)	763,464	508,902

	$5,296,009	$9,376,791

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$353,908	$389,663

Shareholders’ equity:
Capital stock:
Authorized:
Unlimited number of common voting shares
Unlimited number of class A common voting shares
Unlimited number of preferred shares
Issued:
38,509,864 common voting shares
(2002 - 37,088,864)	17,502,222	16,079,309
Nil class A common shares (2002 - 1,280,000)	–	1,379,627
Contributed surplus	105,375	–
Deficit accumulated during the development stage	(12,665,496)	(8,471,808)
	4,942,101	8,987,128

	$5,296,009	$9,376,791

MEDICURE INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

	2003	2002

Revenue:
Interest and other income	$241,281	$183,912

Expenses:
General and administrative	1,284,225	949,569
Research and development	3,117,619	3,103,707
Research and development - government assistance	–	(54,782)
Amortization	33,125	60,505
	4,434,969	4,058,999

Loss for the year	(4,193,688)	(3,875,087)

Deficit accumulated during the development stage,
beginning of year	(8,471,808)	(4,596,721)

Deficit accumulated during the development stage,
end of year	$(12,665,496)	$(8,471,808)

Basic and diluted loss per share	$(0.11)	$(0.14)

ABOUT MEDICURE INC.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company’s lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion. In the United States alone, more than 7 million people suffer some form of Acute Myocardial Infarction (heart attack) annually, 6.2 million suffer from angina and 1.6 million undergo bypass surgery or angioplasty procedure.

The Company’s second product candidate, MC-4232, is being targeted for the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 73% of the more than 57 million North Americans who have hypertension, are not adequately treated.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com